UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Pricing and Closing of $5.197 Million Best Efforts Offering

On June 30, 2025, Raytech Holding Limited (the “Company”) priced a best efforts public offering for the sale of shares for aggregate gross proceeds to the Company of $5.197 million, before deducting placement agent fees and other estimated expenses payable by the Company. The offering consisted of 25,985,000 ordinary shares, par value $0.00000625 per share (the “Ordinary Shares”), at a public offering price of $0.20 per share.

The securities in the offering are being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-287842), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2025 and declared effective by the SEC on June 30, 2025.

On June 30, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with R.F. Lafferty & Co., Inc. (the “Sole Placement Agent”), pursuant to which the Sole Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to seven percent (7.0%) of the gross proceeds raised in this offering, or six percent (6.0%) for company-directed or company-introduced investors, in addition to a one percent (1.0%) non-accountable expense allowance. The Company has also agreed to reimburse the Sole Placement Agent for certain of its offering-related expenses, including reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $150,000.

Pursuant to the Securities Purchase Agreement and the Placement Agency Agreement, the Company’s directors and executive officers entered into lock-up agreements (the “Lock-Up Agreements”). Under the Lock-Up Agreements, each such person has agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any Ordinary Shares or securities convertible int o or exchangeable for Ordinary Shares, for a period of twenty (20) days after the date on which the Offering is completed, without the prior written consent of the Sole Placement Agent.

The offering was closed on July 1, 2025. The Company intends to use the net proceeds from the offering for potential acquisitions and investments, trading business expansion plans, marketing, sales and product development, and general working capital.

On July 1, 2025, the Company issued a press release announcing the pricing of the offering and a closing press release announcing the closing of the public offering.

Copies of (i) form of the Securities Purchase Agreement, (ii) the Placement Agency Agreement, (iii) the pricing press release on July 1, 2025 and (iv) the closing press release on July 1, 2025, are attached hereto as Exhibits 10.1, 10.2, 99.1 and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated June 30, 2025
10.2	Placement Agency Agreement, dated June 30, 2025
99.1	Press Release, dated July 1, 2025
99.2	Closing Press Release, dated July 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2025	Raytech Holding Limited

	By:	/s/ Tim Hoi Ching
Tim Hoi Ching
Chief Executive Officer

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